
April 13, 2026

Mitchell Steiner
Chief Executive Officer
Veru Inc.
2916 N. Miami Avenue
Suite 1000
Miami, FL 33127

> **Re: Veru Inc.**
> **Registration Statement on Form S-3**
> **Filed April 7, 2026**
> **File No. 333-294909**

Dear Mitchell Steiner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Benjamin Lombard